UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In December 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller´s
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,610,089	64.6094	32.5491
Non-Voting Shares	2,066,719	2.6262	1.3032
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Splitting	13/dez	103,221,178
Common Shares		Total		103,221,178
Non-Voting Shares		Splitting	13/dez	3,813,838
Non-Voting Shares		Total		3,813,838
Common Shares	Bradesco S.A. C.T.V.M.	Splitting	13/dez	17,000
Common Shares		Total		17,000
Non-Voting Shares		Splitting	13/dez	319,600
Non-Voting Shares		Total		319,600
Common Shares	Banco Bradesco S.A.	Debit Exchange	20/dez	7,301,341
Common Shares		Total		7,301,341
Non-Voting Shares		Credit Exchange	20/dez	6,150,000
Non-Voting Shares		Total		6,150,000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	147,555,926	61.9069	31.1015
Non-Voting Shares	12,350,157	5.2313	2.6031

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In December 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	757,466	0.9480	0.4776
Non-Voting Shares	781,706	0.9933	0.4929
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Splitting	13/dez	1,514,932
Common Shares		Total		1,514,932
Non-Voting Shares		Splitting	13/dez	1,563,412
Non-Voting Shares		Total		1,563,412
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,272,398	0.9533	0.4789
Non-Voting Shares	2,345,118	0.9933	0.4942

In December 2004 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In December 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	46,390	0.0580	0.0292
Non-Voting Shares	119,772	0.1521	0.0755
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Splitting	13/dez	64,366
Common Shares		Total		64,366
Non-Voting Shares		Splitting	13/dez	170,208
Non-Voting Shares		Total		170,208
Common Shares	Bradesco S.A. C.T.V.M	Splitting	13/dez	28,414
Common Shares		Total		28,414
Non-Voting Shares		Splitting	13/dez	69,336
Non-Voting Shares		Total		69,336
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	20/dez	1,224	62.30	R$ 76,255.20
Non-Voting Shares		buy	20/dez	1,000	62.15	R$ 62,150.00
Non-Voting Shares		buy	20/dez	500	62.20	R$ 31,100.00
Non-Voting Shares		buy	20/dez	500	62.21	R$ 31,105.00
Non-Voting Shares		buy	30/dez	345	65.00	R$ 22,425.00
Non-Voting Shares		buy	30/dez	200	65.05	R$ 13,010.00
Non-Voting Shares		buy	30/dez	500	65.10	R$ 32,550.00
Non-Voting Shares		buy	30/dez	200	64.61	R$ 12,922.00
Non-Voting Shares		Total		4,469		R$ 281,517.20
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	139,170	0.0583	0.0293
Non-Voting Shares	363,785	0.1540	0.0766

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	19,696	0.0250	0.0124
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Splitting	13/dez	118,836
Common Shares		Total		118,836
Non-Voting Shares		Splitting	13/dez	30,250
Non-Voting Shares		Total		30,250
Common Shares	Bradesco S.A. C.T.V.M	Splitting	13/dez	740
Common Shares		Total		740
Non-Voting Shares		Splitting	13/dez	6,142
Non-Voting Shares		Total		6,142
Non-Voting Shares	Spinelli S.A. C.V.M.C	sell	3/dez	1,500	195.45	R$ 293,175.00
Non-Voting Shares		Total		1,500		R$ 293,175.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	179,364	0.0752	0.0378
Non-Voting Shares	54,588	0.0231	0.0115

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In December 2004 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( ) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	0	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	3	0.0000	0.0000
Non-Voting Shares	5,863	0.0024	0.0012

Obs.:
New members who belong to the Board of Directors Paulo Roberto Simões da Cunha Yves Louis Jacques Lejeune

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.